Exhibit 99.1

RIO ALTO ANNOUNCES OMMISION IN MD&A

For Immediate Release	March 28, 2013

Rio Alto Mining Limited (the “Company”) (TSX & BVL: RIO, NYSE: RIOM, DB Frankfurt: MS2) Earlier today the Company filed its Management Discussion and Analysis for the Year Ended December 31, 2012 (the “MD&A”). Included on page 6 of the MD&A is a table outlining estimated 2013 cash production cost, as that term is described in the MD&A, totaling $93.334 million or approximately $465 per ounce. The Company points out that there was a line item missing in such table. The omitted line item was for estimated processing costs of about $15.339 million or approximately $77 per ounce, which would bring the Company’s expected cash production cost for 2013 to about $108.673 million or $543 per ounce and would increase total production costs, as described in the MD&A, in the following table on page 6 to $247,284 or $1,236 per ounce an increase from $231,945 and $1,158 per ounce, respectively.

Forward Looking Statements

This news release contains certain forward-looking information including statements concerning the Company’s expected cash production cost for 2013. All statements included herein, other than statements of historical fact, are forward-looking information and such information involves various risks and uncertainties. There can be no assurance that such information will prove to be accurate, and actual results and future events could differ materially from those anticipated in such information. A description of assumptions used to develop such forward-looking information and a description of risk factors that may cause actual results to differ materially from forward-looking information can be found in Rio Alto's disclosure documents on the SEDAR website at www.sedar.com. Rio Alto does not undertake to update any forward-looking information except in accordance with applicable securities laws.

To learn more about Rio Alto Mining Limited, please visit: www.rioaltomining.com or Rio Alto’s SEDAR profile at www.sedar.com.

ON BEHALF OF THE BOARD OF
RIO ALTO MINING LIMITED

Anthony Hawkshaw

CFO & Director

FOR FURTHER INFORMATION, CONTACT:
Anthony Hawkshaw, CFO & Director	Alejandra Gomez, Investor Relations
Phone: +1 416 626 1401	Phone: 604.628.1401
Phone: +511 625 9900	Fax: 866.393.4493

Email: tonyh@rioaltomining.com	Email: alejandrag@rioaltomining.com

Web: www.rioaltomining.com